

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

<u>Via E-mail</u>
Mr. A. Mark Zeffiro
Chief Financial Officer
Trimas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 48304

    RE: **Trimas Corporation**
            Form 10-K for the Year Ended December 31, 2013
            Filed February 20, 2014
            File No. 1-10716

Dear Mr. Zeffiro:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ John Cash

                                   John Cash
                                   Accounting Branch Chief